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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

STATE AUTO FINANCIAL CORPORATION

(Name of Subject Company (Issuer))

STFC ACQUISITION CORPORATION

and

Gregory Mark Shepard

(Name of Filing Persons (Offeror))

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

GREGORY MARK SHEPARD

STFC ACQUISITION CORPORATION

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$256,000,000	$20,710.40

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 8,000,000 the maximum number of shares of common stock, without par value, of State Auto Financial Corporation (the “Shares”) to be acquired in this tender offer and (b) the tender offer price of $32.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,710.40	Filing Parties:	STFC Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	August 20, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Combined Schedule TO and Schedule 13D

CUSIP No. 85570710500

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,000,000
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
2,000,000
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 20, 2003 (as amended or supplemented prior to the date hereof, the “Schedule TO”) by STFC Acquisition Corporation (“Purchaser”), and the Schedule 13D (Amendment #7) filed by Gregory M. Shepard on the same date. The Schedule TO relates to the offer by Purchaser and Gregory M. Shepard to purchase up to 8,000,000 shares of common stock, without par value (the “Common Shares” or the “Shares”), of State Auto Financial Corporation, an Ohio insurance holding company (the “Company”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to Items 1-13 of this Amendment No. 9 to Schedule TO. You should read this Amendment No. 9 to Schedule TO together with the Schedule TO filed August 20, 2003, as amended September 8, 2003, September 22, 2003, September 29, 2003, October 20, 2003, December 15, 2003, February 17, 2004, April 12, 2004 and May 3, 2004. This Amendment No. 9 to the Schedule TO is being filed on behalf of Purchaser and Mr. Shepard and relates to changes to Schedule TO made by Purchaser and Mr. Shepard.

On May 7, 2004, Shepard and Purchaser terminated the Offer and, on May 10, 2004, Shepard issued a press release in connection therewith. The Offer had been scheduled to expire at 5:00 p.m., New York City time, on Friday, May 14, 2003. No Shares were purchased by Purchaser and Shepard pursuant to the Offer, and all tendered Shares will be returned promptly.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

1.	Item 2 of Gregory M. Shepard’s Schedule 13D is hereby amended by deleting 2(c) and replacing it with the following:

Gregory M. Shepard’s present occupation is private investor.

2.	Item 3 of Gregory M. Shepard’s Schedule 13D is hereby amended to add the following:

Mr. Shepard’s Commerce Bank debt has been extended to April 15, 2005 and a copy of the Promissory Note extending the debt is attached hereto as Exhibit (a)(5)(I).

3.	Item 4 of Gregory M. Shepard’s Schedule 13D is hereby deleted and supplemented with the following:

On August 20, 2003, State Auto Financial Acquisition Corporation, an Illinois corporation (“Offeror”), a wholly owned company of Shepard, made an offer to purchase 8,000,000 Shares of STFC at a price of $32.00 per share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer”). The purpose of the Offer and a proposed merger involving the Offeror and State Automobile Mutual Insurance Company was to enable Shepard to acquire control of STFC and its subsidiaries and affiliates. The Offer made on August 20, 2003 was to have expired at 5:00 p.m., New York City time on Friday, October 17, 2003. On October 20, 2003, Mr. Shepard extended the Offer until December 12, 2003. On December 15, 2003, Mr. Shepard extended the Offer until February 13, 2004. On February 17, 2004, Mr. Shepard extended the Offer until April 9, 2004. On April 12, 2004, Mr. Shepard extended the Offer until April 30, 2004. On May 3, 2004, Mr. Shepard extended the Offer until May 14, 2004.

The Offer had previously been extended five times to permit a STFC stockholders’ meeting to be called and held. Under Ohio Revised Code 1701.831, which requires a stockholders’ meeting to be called by STFC so that stockholders could consider and approve the transaction. STFC did not call the stockholders’ meeting because it perceived Mr. Shepard’s Offer as illusory, notwithstanding the fact that Mr. Shepard had provided a highly confident letter from a respected banker for up to $300,000,000 in financing. One reason why STFC perceived Mr. Shepard’s Offer to be illusory is because the financing required State Auto Mutual, the parent of STFC, to issue surplus notes.

4.	Item 6 of Gregory M. Shepard’s Schedule 13D is hereby amended by adding the following:

Pursuant to a Promissory Note dated April 15, 2004, Shepard has extended his loan with Commerce Bank, N.A. until April 15, 2005 in the principal amount of $28,000,000. Under the terms of the Note, the interest rate is 4 1/2% and, from and after July 16, 2004 to and including the Maturity Date, the interest rate is 1% in excess of the prime rate. Shepard has pledged additional collateral in support of the Promissory Note in the form of 51,000 shares of American Union Insurance Company, an Illinois stock, property and casualty insurance company.

After the Offer was terminated on May 7, 2004, Shepard entered into an oral agreement with an entity owned by Carl Icahn to sell 1,000,000 of Shepard’s STFC shares in a private transaction at a price of $13.00 per share. The sale is expected to occur on Monday, May 10, 2004. All of the proceeds will be used by Shepard to pay down the Commerce Bank loan to approximately $15,000,000.

Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

5.	Item 12 of Schedule TO is amended by adding Exhibits (a)(5)(H), (a)(5)(I), and (a)(5)(J).

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and Purchaser, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of directors’ decision to reject the Offer.*

(a)(5)(B)	Text of press release dated October 20, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, December 12, 2003.*

(a)(5)(C)	Text of letter sent by Mr. Shepard dated October 22, 2003 to the outside directors of State Automobile Mutual Insurance Company and State Auto Financial Corporation requesting a meeting.*

(a)(5)(D)	Text of press release dated December 15, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, February 13, 2004.*

(a)(5)(E)	Text of press release dated February 17, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, April 9, 2004.*

(a)(5)(F)	Text of press release dated April 12, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, April 30, 2004.*

(a)(5)(G)	Text of press release dated May 3, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, May 14, 2004.*

(a)(5)(H)	Text of press release dated May 10, 2004 regarding Shepard’s termination of the tender offer and agreement to sell 1,000,000 STFC shares to an entity owned by Carl Icahn.

(a)(5)(I)	Promissory Note dated April 15, 2004 in the principal amount of $28,000,000 with Shepard as borrower and Commerce Bank, N.A. as lender.

(a)(5)(J)	Pledge Agreement dated April 15, 2004 between Commerce Bank, N.A. and Shepard.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STFC ACQUISITION CORPORATION

By:	/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard
Title:	Chairman, President and Secretary

/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and the Company, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of directors’ decision to reject the Offer.*

(a)(5)(B)	Text of press release dated October 20, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, December 12, 2003.*

(a)(5)(C)	Text of letter sent by Mr. Shepard dated October 22, 2003 to the outside directors of State Automobile Mutual Insurance Company and State Auto Financial Corporation requesting a meeting.*

(a)(5)(D)	Text of press release dated December 15, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, February 13, 2004.*

(a)(5)(E)	Text of press release dated February 17, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, April 9, 2004.*

(a)(5)(F)	Text of press release dated April 12, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, April 30, 2004.*

(a)(5)(G)	Text of press release dated May 3, 2004 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, May 14, 2004.*

(a)(5)(H)	Text of press release dated May 10, 2004 regarding Shepard’s termination of the tender offer and agreement to sell 1,000,000 STFC shares to an entity owned by Carl Icahn.

(a)(5)(I)	Promissory Note dated April 15, 2004 in the principal amount of $28,000,000 with Shepard as borrower and Commerce Bank, N.A. as lender.

(a)(5)(J)	Pledge Agreement dated April 15, 2004 between Commerce Bank, N.A. and Shepard.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.